TeleHealthCare, Inc.

20111 Greeley Rd,

Lake Mathews, CA 92570

April 1, 2015

VIA EDGAR

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: TeleHealthCare, Inc.

Registration Statement on Form S-1

File No. 333-201391

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-201391) (the “Registration Statement”), relating to the offer and resale of up to 4,181,000 shares of Common Stock, $0.001 par value, of TeleHealthCare, Inc. (the “Company”), so that the Registration Statement shall become effective at 11:00 a.m. Eastern Time on Friday, April 3, 2015, or as soon thereafter as possible.

In connection with the foregoing, the Company hereby acknowledges that:

•	Should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TeleHealthCare, Inc.

/s/ Karl Hoshor

Karl Hoshor, CFO